Exhibit 99.1

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

ANNOUNCEMENT

Mr Li Hualin, the former Secretary to the Board of Directors (the “Board”) of PetroChina Company Limited (the “Company”), has resigned from his post. According to the relevant rules of the Shanghai Stock Exchange Listing Rules and the Articles of Association of the Company, the Board designated Mr Sun Longde, Vice President of the Company, to perform the duties of the Secretary to the Board before the appointment of a new Secretary to the Board. The Board will hold a Board meeting to appoint the new Secretary to the Board as soon as practicable according to the relevant rules.

By order of the Board
PetroChina Company Limited
Chairman
Zhou Jiping

Beijing, the PRC

28 August 2013

As at the date of this announcement, the board of directors comprises Mr Zhou Jiping as the Chairman; Mr Liao Yongyuan and Mr Wang Dongjin as executive directors; Mr Li Xinhua, Mr Wang Guoliang and Mr Yu Baocai as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.